Exhibit 99.7

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

This annual information form (“AIF”) is as of March 26, 2020

Item 1. Table of Contents

Item 2. Preliminary Notes

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Forward-looking information in this AIF include, without limitation, statements regarding:

•	the uncertainties with respect to the effects of COVID-19;

•	our expectations regarding the potential for securing the necessary permits for a mine at the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•	the timing of the completion of the United States Army Corps of Engineers (“USACE”) Environmental Impact Statement (“EIS”) and the issuance of the Record of Decision by the USACE;

•	our ability to successfully apply for and obtain the federal and state permits required for the Pebble Project under the Clean Water Act (“CWA”), the National Environmental Policy Act (“NEPA”), and relevant Alaska state legislation;

•	our plan of operations, including our plans to carry out and finance exploration and development activities and for working capital purposes and our expectations regarding our cash and working capital requirements;

•	our ability to raise capital, including our plans to carry out and finance exploration and development activities and meet working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of any legal proceedings in which we are engaged; and

•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

Key assumptions upon which the Company’s forward-looking information are based include:

•	that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing in order to advance to ultimate construction;

•	that we will ultimately be able to demonstrate that a mine at the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits authorizing construction of a mine at the Pebble Project;

•	that the market prices of copper, gold, molybdenum and silver will not decline significantly or stay depressed for a lengthy period of time;

•	that key personnel will continue their employment with us; and

•	that we will continue to be able to secure minimum adequate financing on acceptable terms.

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Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions, which may have been used. Forward looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook.

Some of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	an inability to ultimately obtain permitting for a mine at the Pebble Project;

•	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•	the USACE may be delayed in completing the EIS and issuing its Record of Decision;

•	an inability to complete a partnering transaction on terms satisfactory to the Company;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	the highly cyclical and speculative nature of the mineral resource exploration and development business;

•	the pre-development stage economic viability and technical uncertainties of the Pebble Project and the lack of known reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue on a going concern basis;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue on a going concern basis;

•	an inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of ore based on a mine plan for which government authorities are prepared to grant permits;

•	the volatility of gold, copper, molybdenum and silver prices and the share prices of mining companies;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•	the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation;

•	the possible inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	our ability to obtain funding for working capital and other purposes;

•	the potential equity dilution to current shareholders due to any future equity financings or from the exercise of share purchase options and warrants to purchase the Company’s shares;

•	that we have never paid dividends and will not do so in the foreseeable future.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, the risks and uncertainties described above. See “Risk Factors” on page 34.

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Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this AIF. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of, and not place undue reliance on, forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

Incorporation of Continuous Disclosure Documents by Reference

In this AIF, the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries and affiliated partnerships together unless the context states otherwise.

The AIF incorporates by reference a technical report prepared pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) effective date December 2017, copies of which are available on request from the offices of Northern Dynasty or by downloading from the SEDAR website under the Company’s profile at www.sedar.com.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The daily rate of exchange on December 31, 2018, as reported by the Bank of Canada for the conversion of one Canadian dollar into one United States dollar (“U.S. dollar”), was $1.3642.

Currency and Exchange Rates

On March 26, 2020, the rate of exchange of the Canadian Dollar, based on the daily rate in Canada as published by the Bank of Canada, was US$1.00 = $1.4077. Exchange rates published by the Bank of Canada, available on its website www.bankofcanada.ca, are nominal quotations - not buying or selling rates - and intended for statistical or analytical purposes.

The following tables set out the exchange rates, based on the daily rates in Canada as published by the Bank of Canada for the conversion of Canadian Dollars into U.S. dollars.

	Year Ended December 31 (Canadian Dollars per U.S. Dollar)
	2019	2018	2017	2016 [1]
Rate at end of year	$1.2988	$1.3642	$1.2545	$1.3427
Average rate for year	$1.3269	$1.2957	$1.2986	$1.3248
High for year	$1.3600	$1.3642	$1.3743	$1.4589
Low for year	$1.2988	$1.2288	$1.2128	$1.2544

1.	Based on the daily noon rate which is no longer published by the Bank of Canada.

Monthly High and Low Daily Exchange Rate (Canadian Dollar per U.S. Dollar)
Month or Period	High	Low
March 2020 (to March 26, 2020)	$1.4496	$1.3356
February 2020	$1.3429	$1.3224
January 2020	$1.3233	$1.2970
December 2019	$1.3600	$1.2988
November 2019	$1.3307	$1.3148

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For ease of reference, the following factors for converting metric measurements into Imperial equivalents are as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 pounds)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this AIF the following terms have the meanings set forth herein:

Term	Meaning
Alkalic	Igneous rock containing a relatively high percentage of sodium and potassium feldspar; alteration can also introduce alkali minerals.
Argillic	Hydrothermal alteration of wall rock that forms clay minerals including kaolinite, smectite, illite and other species.
CuEQ	Copper Equivalent
Comminution	Reduction of solid materials from one average particle size to a smaller average particle size by crushing, grinding, cutting, vibrating, or other means.
Deportment	Assessment of how minerals contribute to grade, as each mineral is likely to behave differently to comminution, flotation or leaching.
Diorite	Grey to dark-grey igneous intrusive rock of intermediate composition, composed principally of plagioclase feldspar along with biotite, hornblende and/or pyroxene.
Element Abbreviations	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.
Geometallurgy	Practice of combining geology and/or geostatistics with metallurgy.
Graben	Down-dropped block of land bordered by faults.
Granodiorite	Medium- to coarse-grained acid igneous rock with quartz (>20%), plagioclase and alkali feldspar, commonly with minor hornblende and/or biotite.
Hypogene	Processes below the earth’s surface which, in mineral deposits, result in precipitation of primary minerals like sulphides.
Hydrothermal mineral deposit	Any concentration of metallic minerals formed by the precipitation of solids from hot waters (hydrothermal solution). The solutions may be sourced from a magma or from deeply circulating water heated by magma.
Illite Pyrite	Alteration zone with significant amounts of illite – a clay mineral and pyrite – an iron sulphide mineral.
Intrusion (batholith, dyke, pluton)	Medium to coarse grained igneous bodies that crystallized at depth within the Earth’s crust. Large intrusive bodies are called batholiths; smaller bodies are plutons and linear bodies are dykes.

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Term	Meaning
Leached Cap	Rock that originally contained mineralization that was subsequently removed due to weathering processes.
Locked Cycle Test	A repetitive batch flotation test used in mineral processing laboratories while developing a metallurgical flowsheet.
Monzonite	Igneous intrusive rock with approximately equal amounts of plagioclase and alkali feldspar, and less than 5% quartz by volume.
National Instrument 43-101 (“NI 43-101”)	The Canadian securities instrument which establishes disclosure standards for mineral projects held by Canadian publicly-traded resource companies.
K Silicate	Alteration zone with significant potassium (K) bearing silicate minerals.
Kriging	A method of estimation of a variable value (such as metal grade) at an unmeasured location from measured values, weighted by distance and orientation, at nearby locations.
Porphyry deposit	A type of mineral deposit genetically related to igneous intrusions in which ore minerals are widely distributed, generally of low grade but commonly of large tonnage.
Potassic	Hydrothermal alteration that results in the production of potassium-bearing minerals such as biotite, muscovite or sericite, and/or orthoclase.
Preliminary Economic Assessment	A study that includes an economic analysis of the potential viability of mineral resources but that does not meet the definition of either a “pre-feasibility study” or a “feasibility study”, as such terms are defined under Canadian Institute of Mining and Metallurgy (“CIM”) Definitions below. It is a term defined under NI 43-101.
Pyrophyllite	Aluminosilicate hydroxide mineral that forms as a result of hydrothermal alteration or low grade metamorphism.
QSP	Quartz Sericite Pyrite; an alteration zone.
Sericite	Alteration zone with significant sericite, a fine-grained version of the mica mineral muscovite.
Sodic Potassic	Alteration zone with significant sodium (Na) and potassium (K) bearing minerals
Sodic	In this report, refers to a type of hydrothermal alteration that contains sodium-bearing minerals, most commonly albite feldspar.
Subduction	Process by which one tectonic plate moves under another tectonic plate.
Supergene	Refers to processes that occur relatively near the surface of the earth which modify or destroy original (hypogene) minerals by oxidation and chemical weathering.
Superterrane	A group of physically connected and related geological terranes (group of related rock units).

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Canadian Mineral Property Disclosure Standards and Resource Estimates

The discussion of mineral deposit classifications in this AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”). Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. The Company does not claim to have any reserves at this time. The CIM definitions are as follows:

Term	Definition
Mineral Resource	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
Measured Mineral Resource	That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.
Indicated Mineral Resource	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.
Inferred Mineral Resource	That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and may not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.
Mineral Reserve	The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

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Term	Definition
Proven Mineral Reserve	The economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
Probable Mineral Reserve	The economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
Modifying Factors	Considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Feasibility Study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
Pre-feasibility Study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Cautionary Notes to United States Investors Concerning Canadian Mineral Property Disclosure Standards

As a Canadian issuer, Northern Dynasty is required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the US Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded.

The SEC Modernization Rules include the adoption of definitions of the following terms, which are substantially similar to the corresponding terms under the CIM Definition Standards that are presented above under “Canadian Mineral Property Disclosure Standards and Resource Estimates”:

•	mineral resource;
•	indicated mineral resource;
•	inferred mineral resource;

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•	mineral reserve;
•	proven mineral reserve;
•	probable mineral reserve;
•	modifying factors;
•	feasibility study; and
•	preliminary feasibility study (or “pre-feasibility study”).

As a result of the adoption of the SEC Modernization Rules, the SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM Definitions.

Northern Dynasty is not required to provide disclosure on our mineral properties, including the Pebble Project, under the SEC Modernization Rules as we are presently a “foreign issuer” under the US Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multi-Jurisdictional Disclosure System (“MJDS”) between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties, including the Pebble Project, in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties, including the Pebble Project, in the AIF and under our continuous disclosure obligations under the US Exchange Act may be different from the disclosure that we would otherwise be required to provide as a US domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this AIF are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Item 3. Corporate Structure

Northern Dynasty is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor statute to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.” On November 30, 1983, the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now absorbed by the TSX Venture Exchange and herein generally “TSX-V”) from 1984-1987, listed on the Toronto Stock Exchange (“TSX”) from 1987-1993, and delisted from trading but continued to comply with its continuous disclosure obligations from 1993 to 1994, and thereafter listed on TSX-V from 1994 to October 30, 2007 when it again began trading on the TSX. In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”). AMEX was purchased by the New York Stock Exchange (“NYSE”) and the Company now trades on the NYSE American Exchange (“NYSE American”).

The head office of Northern Dynasty is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia, Canada V6E 4H1, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys, McMillan LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

The Company’s Alaska mineral resource exploration business is operated through a wholly-owned Alaskan registered limited partnership, the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”), in which the Company owns a 100% interest through an Alaskan general partnership, the Northern Dynasty Partnership, which is a partnership formed by two of its subsidiaries. An indirectly wholly-owned subsidiary of the Company, Pebble Mines Corp. is the general partner of the Pebble Partnership and responsible for its day-to-day operations. The business address of the Northern Dynasty Partnership is Suite 505, 3201 C Street, Anchorage, Alaska, USA, 99503.

In this AIF, a reference to the “Company” or “Northern Dynasty” includes a reference to PLP and the Company’s wholly-owned subsidiaries and other consolidated interests and entities, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this AIF.

Item 4. General Development of the Business

Company Development

Northern Dynasty is a mineral exploration company focused on the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project, a copper-gold-molybdenum mineral project located in southwest Alaska (the “Pebble Project” or the “Project”). The Pebble Project, comprised of mineral claims that are held by subsidiaries of the Pebble Partnership, is a 100% wholly-owned subsidiary of Northern Dynasty.

Northern Dynasty acquired a 100% interest the Pebble Project from an Alaskan subsidiary of Teck Resources Limited (“Teck”) in a series of transactions from October 2001 through to June 2006. Teck has retained certain royalties in the Pebble Project, as described in detail below under Item 5 – Description of Business.

The Pebble Partnership was converted into a limited partnership in July 2007 in connection with a joint venture for the Pebble Project entered into between the Company and an affiliate of Anglo American plc (“Anglo American”). From July 2007 to December 2013, approximately US$573 million was provided to the Pebble Partnership by the affiliate of Anglo American, largely spent on exploration programs, resource estimates, environmental data collection and technical studies, with a significant portion spent on engineering of various possible mine development models and related infrastructure, power and transportation systems. The technical and engineering studies that were completed relating to mine-site and infrastructure development are not considered to be current or necessarily representative of management’s current understanding of the most likely development scenario for the Project. Accordingly, the Company is uncertain whether it can realize significant value from this prior work. Environmental baseline studies and data, as well as geological information from exploration, remain important information available to the Company from this period in continuing its advancement of the Project. Anglo American withdrew from the Pebble Partnership effective December 10, 2013.

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In December 2017, Northern Dynasty and First Quantum Minerals Ltd. (“First Quantum” or collectively, the “parties”) entered into a framework agreement, which contemplated that the parties would execute an option agreement whereby First Quantum could earn a 50% interest in the Pebble Partnership. First Quantum also made a non-refundable early option payment of US$37.5 million to be applied solely for the purpose of progressing permitting of the Pebble Project. On May 25, 2018, the Company announced that the parties had been unable to reach agreement on the option and partnership transaction contemplated in the December 2017 framework agreement, and it was terminated in accordance with its terms.

Northern Dynasty holds a 100% interest in the Pebble Partnership and the Pebble Project. Northern Dynasty continues its efforts to secure a partner for the project.

To December 31, 2019, approximately $940 million (US$854 million) in expenditures have been incurred on the Pebble Project. In addition, Northern Dynasty has spent approximately $106 million in acquisition costs on the Pebble Project.

Northern Dynasty does not have any operating revenue, although currently and historically it has had non-material annual interest revenue as a consequence of investing its surplus funds.

Three Year History

The United States Environmental Protection Agency (the “EPA”) announced the initiation of a regulatory action under the Clean Water Act (“CWA”) in February 2014 to consider restriction or a prohibition on mining activities associated with the Pebble deposit. From that time until May 2017, much of the Company’s efforts focused on providing information and responses to ward off this action, in particular, advancing a Multi-Dimensional Strategy to position the Pebble Project to initiate federal and state permitting under NEPA unencumbered by any extraordinary development restrictions imposed by the federal agency. This strategy included three discrete pieces of litigation against the EPA:

•	challenging the EPA’s statutory authority to pre-emptively impose development restrictions at the Pebble Project under Section 404(c) of the CWA prior to the Pebble Partnership submitting a proposed development plan for the project or the development of an EIS under NEPA;

•	alleging that the EPA violated Federal Advisory Committee Act in the course of undertaking the Bristol Bay Watershed Assessment and subsequent Section 404(c) of the CWA regulatory action; and

•	alleging that the EPA was unlawfully withholding relevant documentation and other information sought by the Pebble Partnership under the Freedom of Information Act.

Other activities by the Company during this period included maintaining an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships; maintaining the Pebble Project and Pebble claims in good standing; and seeking potential partner(s) to further advance the Pebble Project.

The Multi-Dimensional Strategy was successful. On May 12, 2017, Northern Dynasty announced that the Pebble Partnership and the EPA (the “parties”) had reached a settlement agreement (the “joint settlement agreement”) with respect to the parties’ longstanding legal dispute over the federal agency’s pre-emptive regulatory action under the CWA. Under the terms of the joint settlement agreement:

•	the EPA agreed the Pebble Project can proceed into normal course permitting under the CWA and NEPA and that it cannot seek to utilize its authority under CWA 404(c) until such time as a final EIS has been completed by the US Army Corps of Engineers (“USACE”) so long as that occurs within a period of four years following the settlement agreement, and the Pebble Partnership files permit applications within 30 months of the date of the settlement agreement. EPA further agreed to initiate a process to consider withdrawing the Proposed Determination it had issued under CWA 404(c) in July 2014. In January 2018, EPA suspended the process to withdraw the preemptive regulatory action but subsequently completed it in 2019 (see below). During this period (January -July 2019), EPA continued to support Pebble’s due process rights and right to proceed with permitting as agreed to in the 2017 joint settlement agreement; and

•	the Pebble Partnership agreed to terminate each of the legal actions it brought against EPA since 2014, including the action under the Federal Advisory Committee Act; an action challenging EPA’s statutory authority under the CWA; and an action under the Freedom of Information Act.

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A copy of the joint settlement agreement is posted under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Pebble Project has advanced significantly since the Pebble Partnership secured the legal settlement with the US EPA, enabling Pebble to enter normal course permitting under NEPA:

•	on December 22, 2017, the Pebble Partnership filed its 404 wetlands permit application under the CWA with the USACE, which was “receipted” as complete by USACE on January 5, 2018;

•	on February 5, 2018, USACE announced the appointment of AECOM – a leading global engineering firm – as third-party contractor for the EIS process;

•	on March 19, 2018, USACE published guidelines and timelines for completing NEPA permitting, and the associated EIS process; and

•	between April and August 2018, the Pebble Project was advanced through the Scoping Phase of the EIS process administered by the USACE. The Scoping Document was released on August 31, 2018; and

•	on February 20, 2019, USACE released the Draft EIS. USACE initiated a public comment period on the Draft EIS on March 1, 2019, which closed on July 2, 2019.

The EIS process for Pebble has progressed as forecast, with USACE advancing through the scoping phase in 2018 and delivering the Draft EIS in the first quarter of 2019. The Draft EIS shows:

•	the Pebble application to be complete, with no substantive data gaps;
•	no new environmental issues identified; and
•	no impacts identified that cannot be mitigated.

In February 2020, the USACE circulated the preliminary Final EIS to co-operating agencies for their review. The USACE has forecast completion of the Final EIS for the Pebble Project in mid-2020.

On July 30, 2019, the EPA announced that it had taken final action to withdraw a Proposed Determination initiated by the Obama Administration in 2014 under the CWA, as agreed to under the May 2017 joint settlement agreement with the Pebble Partnership that allowed the Pebble Project to proceed into normal course permitting under the CWA and NEPA. Originally initiated in July 2017, the process was suspended by former EPA Administrator Scott Pruitt in January 2018, then re-initiated in late June 2019. The Proposed Determination was withdrawn in July 2019.

Northern Dynasty has completed the following financings and/or raised funds within the past three years in order to fund its business operations:

•	in June and July 2016, the Company completed a prospectus offering of 38,000,000 units and a private placement of 4,444,376 units respectively, in the capital of the Company. The units were priced at $0.45 per unit and the Company raised aggregate gross proceeds of approximately $19.1 million. Each Unit comprised of one common share and one common share purchase warrant (“Warrant”), each Warrant exercisable into one common share of the Company at an exercise price of $0.65 per share until June 10, 2021. The Warrants were listed and trade on the TSX under the symbol NDM.WT.B;

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•	in January 2017, the Company completed a bought deal offering of 20,240,000 common shares which includes the exercise in full of the Underwriter’s over-allotment option, at price of US$1.85 per share for gross proceeds of approximately US$37.4 million;

•	in December 2017, the Company received a non-refundable early option payment of US$37.5 million as a result of a framework agreement with First Quantum, which was terminated in May 2018;

•	in December 2018, the Company completed a private placement of 10,150,322 special warrants (the “Special Warrants”) at a price of $0.83 (US$0.62) per Special Warrant for aggregate gross proceeds of approximately $8.4 million (US$6.3 million). The Special Warrants converted into common shares on a one-for-one basis without payment of any additional consideration on February 19, 2019;

•	In 2019 and January 2020, the Company completed four two-part financings.

•	in March 2019, the Company completed:

o	a bought deal offering of 17,968,750 common shares at US$0.64 per common share for gross proceeds of US$11.5 million ($15.3 million), which included the exercise of an over-allotment option of 2,343,750 common shares for additional gross proceeds of US$1.5 million. The offering was completed pursuant to an underwriting agreement, among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including BMO Nesbitt Burns Inc., H.C. Wainwright & Co., LLC. and TD Securities Inc. (collectively, the “Underwriters”); and

o	a private placement of 3,769,476 common shares at $0.86 (US$0.64) per common share for gross proceeds of approximately $3.2 million (US$2.4 million).

•	in June 2019, the Company completed:

o	a bought deal offering of 12,200,000 common shares at US$0.41 per common share for gross proceeds of approximately US$5.0 million ($6.6 million). The offering was made through the Underwriters described above. The Underwriters received 244,000 non-transferable common share warrants, each warrant exercisable into one common share of the Company at an exercise price of US$0.41 per common share until June 24, 2020; and

o	a private placement of 3,660,000 common shares of the Company at US$0.41 per common share for gross proceeds of approximately US$1.5 million ($2.0 million).

•	in August 2019, the Company completed:

o	a bought deal offering of 15,333,334 common shares of the Company at the price of US$0.75 per Offered Share for aggregate gross proceeds of approximately US$11.5 million ($15.3 million); and

o	a non-brokered private placement to investors outside of the United States of 2,866,665 common shares of the Company at the Issue Price for gross proceeds to the Company of US$2.15 million ($2.8 million).

•	in December 2019 and January 2020, the Company completed:

o	an underwritten public offering of 41,975,000 common shares at a price of US$0.37 per Offered Share for gross proceeds of approximately US$15.5 million ($20.6 million, completed in December 2019); and

o	a non-brokered private placement of 11,346,783 common shares of the Company at a price of US$0.37 per Offered Share for gross proceeds of approximately US$4.2 million ($5.6 million, completed in January 2020).

The bought deal and underwritten offerings were by way of a prospectus supplement to the Company’s existing Canadian base shelf prospectus and related US registration statement on Form F-10 (SEC File No. 333-229262).

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Item 5. Description of Business

A. The Pebble Project

The Company’s business is the exploration and advancement towards feasibility, permitting and ultimately development of the Pebble Project.

The Pebble Project Is Subject To State and Federal Laws

The Pebble Partnership and its subsidiaries are required to comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statute 38.05.185 among others establishes the rights to mining claims and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labor and rental requirements, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in Title 11 of the Alaska Administrative Code, Chapter 86, Section 800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies, which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

Once a decision is made to enter permitting, the Pebble Project will be required to satisfy permitting requirements at three levels: federal, state and local (borough). The process takes approximately 3-4 years to complete and involves 11 regulatory agencies, 60+ categories of permits and significant ongoing opportunities for public involvement. The Alaska Department of Natural Resources Large Mine Permitting Team is responsible for coordinating permitting activities for large mine projects.

To satisfy permitting requirements under NEPA and other regulatory statutes, a project must provide a comprehensive project design and operating plan for mine-site and infrastructure facilities; documentation of development alternatives investigated; mitigation and compensation strategies, and identification of residual effects; and environmental monitoring, reclamation and closure plans. The first step is to provide the required information (including a Project Description and Environmental Baseline Document) for an EIS under NEPA, prepared by a third-party contractor under the direction of a lead federal agency. The EIS will determine whether sufficient evaluation of the project’s environmental effects and development alternatives has been undertaken. It will also provide the basis for federal, state and local government agencies to make individual permitting decisions.

Under the CWA, Section 404(c), the Administrator of the EPA is given the right to disallow the specification (including the withdrawal of specification) of any defined area as a disposal site if he or she determines that the release of such material will have an unacceptable adverse effect on municipal water supplies, local wildlife, spawning and breeding areas of fisheries, shellfish beds, and/or recreational areas. Such decisions made by the Administrator require notice and opportunity for public hearings, and consultation with the Secretary of the Army. The Administrator shall set forth in writing and make public his or her findings and reasons for making any determination under this subsection.

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B. Technical Summary

The following disclosure is mainly summarized from the “2018 Technical Report on the Pebble Project, Southwest Alaska, USA” by J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., and Ting Lu, P.Eng., and Stephen Hodgson, PEng., effective date December 22, 2017 (“2018 Technical Report”), and updated by Company staff. J. David Gaunt, P.Geo., James Lang, P.Geo., Eric Titley, P.Geo., Ting Lu, P.Eng., and Stephen Hodgson, PEng., are the qualified persons for the 2018 Technical Report and have reviewed and approved the content derived from that report. All qualified persons, other than Ting Lu, P.Eng., are not independent of Northern Dynasty.

Introduction

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001. Since that time, Northern Dynasty and subsequently the Pebble Partnership have conducted significant mineral exploration, environmental baseline data collection, and engineering work on the Pebble Project to advance it towards development.

Since the acquisition by Northern Dynasty, work at Pebble has led to an overall expansion of the Pebble deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over 1 million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit. Several estimates of the mineral resources have been made over that time; the previous estimate of the mineral resources in the Pebble deposit was in 2014.

Comprehensive deposit delineation, environmental, socioeconomic and engineering studies of the Pebble deposit began in 2004 and continued through 2013.

In February 2014, the US EPA announced a pre-emptive regulatory action under the CWA to consider restriction or a prohibition of mining activities associated with the Pebble deposit. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a Multi-Dimensional Strategy, including legal and other initiatives to ward off this action. On May 12, 2017, Northern Dynasty announced a settlement agreement with EPA, clearing the way for Pebble to apply for a CWA 404 permit with the USACE. Section 404 of the CWA governs the discharge of dredged or fill materials into waters of the US, including wetlands. The USACE issues Section 404 permits with oversight by the EPA.

Northern Dynasty initiated a broad review of the Pebble Project that took place in 2016 and 2017 to consider, among other things, a smaller project footprint and improved environmental and safety enhancements, and has incorporated these and other improvements into a new proposed development concept for the Pebble Project. This proposal is outlined in a Project Description prepared by the Pebble Partnership and included as part of the Pebble Partnership’s CWA 404 permit application filed with the USACE on December 22, 2017. On January 8, 2018, USACE accepted the permitting documentation and confirmed that an EIS level of analysis is required to comply with its NEPA review of the Pebble Project. In light of the foregoing, Northern Dynasty commissioned a technical report to update information on the mineral resources and project status. The 2018 Technical Report incorporates a summary of the Project Description submitted with the CWA 404 permit application and an analysis of the revisions to the resource estimate based on process modifications reflected in the proposed project included in the Project Description.

Northern Dynasty completed a Preliminary Assessment (now known as a Preliminary Economic Assessment or PEA) on the Pebble Project in February 2011. Since that time, as noted above, and after considering stakeholder feedback, the Pebble Partnership submitted an application for a CWA 404 permit for the Pebble Project on the basis of a substantially smaller mine facility footprint and with other material revisions. These are summarized in the 2018 Technical Report and described briefly below. As a result, the economic analysis included in the 2011 PEA is considered by Northern Dynasty to be out of date such that it can no longer be relied upon. In light of the foregoing, the Pebble Project is no longer an advanced property for the purposes of NI 43-101, as the potential economic viability of the Pebble Project is not currently supported by a preliminary economic assessment, pre-feasibility study or feasibility study. The EIS process currently underway by the USACE will consider alternative scenarios with respect to a number of aspects of the proposed project. Accordingly, the Company has not completed a current comprehensive economic analysis of the Pebble Project. As part of the EIS preparation process, USACE is undertaking a comprehensive alternatives assessment to consider a broad range of development alternatives. No preferred alternative was identified in the Draft EIS released by USACE on February 20, 2019, which allows USACE to incorporate public input on various alternatives presented in the Draft EIS during the public review process. The USACE has forecast completion of the Final EIS as well as the Record of Decision for the Pebble Project in mid-2020. Northern Dynasty, through Pebble Partnership, also continues to advance engineering studies. Northern Dynasty cautions that the current Project Description may not be the ultimate development plan for the project and that a final project design has not been selected.

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Property Description and Location

The Pebble Project is located in southwest Alaska, approximately 200 miles southwest of Anchorage, 17 miles northwest of the village of Iliamna, 160 miles northeast of Bristol Bay, and approximately 60 miles west of Cook Inlet.

Figure 1 Property Location – Pebble Project

Source: 2018 Technical Report

Northern Dynasty holds, indirectly through wholly-owned subsidiaries of the wholly-owned Pebble Partnership, Pebble East Claims Corporation and Pebble West Claims Corporation, a 100% interest in a contiguous block of 2,402 mineral claims covering approximately 417 square miles (which includes the Pebble Deposit) (Figure 2).

State mineral claims in Alaska are kept in good standing by performing annual assessment work or in lieu of assessment work by paying $100 per year per 40 acre (0.06 square mile) mineral claim, and by paying annual escalating state rentals. All of the assessment work payment obligations come due annually on or before September 1. Credit for excess work can be banked for a maximum of four years, and can be applied as necessary to continue to hold the claims in good standing. The Project claims have a variable amount of work credit available that can be applied in this way[1]. State rentals for 2020 are approximately US$1,375,910 and are payable no later than 90 days after the assessment work is due (approximately December 1).

1 Annual assessment work obligations for the claims that are part of the current property of US$667,700 are due in 2020.

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The Pebble Partnership currently does not own surface rights associated with the mineral claims that comprise the Pebble property. All lands are held by the State of Alaska, and surface rights may be acquired from the state government once areas required for mine development have been determined and permits awarded. Permits necessary for exploration drilling and other field programs associated with pre-development assessment of the Pebble Project are applied for each year. Environmental liabilities associated with the Pebble Project include removal of structures, closing monitoring wells, and removal of piezometers. The State of Alaska holds a $2 million bond associated with removal and reclamation of these liabilities.

Figure 2 Mineral Claims – Pebble Project

Source: 2018 Technical Report

Northern Dynasty acquired the Pebble property by way of a two-part (Resource Lands and Exploration Lands) purchase option from an Alaskan subsidiary of Teck Cominco Limited (now Teck), which still retains a 4% pre-payback advance net profits royalty interest (after debt service) and 5% after-payback net profits royalty interest in any mine production from the Exploration Lands portion of the Pebble property, as shown on the figure below.

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Source: 2018 Technical Report

Accessibility, climate, local resources, infrastructure and physiography

Current access to the Pebble property is by helicopter from Iliamna. There is a modern airfield at Iliamna, with two paved 4,920 ft airstrips, that services the communities of Iliamna and Newhalen. The runways are suitable for DC-6 and Hercules cargo aircraft and commercial jet aircraft.

There are paved roads that connect the villages of Iliamna and Newhalen to the airport and to each other, and a partly paved, partly gravel road that extends to a proposed Newhalen River crossing near Nondalton. The property is currently not connected to any of these local communities by road; a road is planned as part of the project design.

There is no access road connecting the communities nearest to the Pebble Project with the coast on Cook Inlet. From the coast, at Williamsport on Iniskin Bay, there is an 18.6-mile state-maintained road that terminates at the east end of Iliamna Lake, where watercraft and transport barges may be used to access Iliamna. The route from Williamsport, over land to Pile Bay on Iliamna Lake, is currently used to transport bulk fuel, equipment and supplies to communities around the lake during the summer months. Also during summer, supplies are barged up the Kvichak River, approximately 43.4 miles southwest of Iliamna, from Kvichak Bay on the North Pacific Ocean.

A small run-of-river hydroelectric installation on the nearby Tazimina River provides power for the three communities (Iliamna, Newhalen, Nondalton) in the summer months. Supplemental power generation using diesel generators is required during winter months.

Iliamna and surrounding communities have a combined population of just over 400 people. As such, there is limited local commercial infrastructure except that which services seasonal sports fishing and hunting.

The property is situated at approximately 1,000 ft above mean sea level in an area described as subarctic tundra. It is characterized by gently rolling hills and an absence of permafrost. The climate is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round at Pebble.

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Geological Setting and Mineralization

Pebble is a porphyry-style copper-gold-molybdenum-silver deposit that comprises two adjacent, contiguous, coeval hydrothermal centers called the Pebble East and Pebble West zones. Mineralization in the Pebble West zone extends from surface to depths of at least 3,000 ft whereas higher grade mineralization in the Pebble East zone extends to a depth of at least 5,810 ft but is concealed beneath an east-thickening wedge of unmineralized rock types. An important exploration target is represented by high-grade, but as yet undelineated, mineralization on the far eastern side of the deposit which was offset between 1,970 and 2,950 ft by normal faults into the northeast-trending East Graben.

The Pebble deposit formed about 90 million years ago in response to intrusion of granodiorite magmas generated by subduction of the Pacific Plate beneath the Wrangellia Superterrane. The Pebble deposit is hosted by these granodiorite intrusions and by the sedimentary and volcanic rocks of Jurassic to Cretaceous age, granodiorite and diorite sills and alkalic monzonite intrusions and associated breccias which host them.

Mineralization at Pebble is predominantly hypogene, although the Pebble West zone contains a thin zone of variably developed leached cap and underlying supergene mineralization. Disseminated and vein-hosted copper-gold-molybdenum-silver mineralization, dominated by chalcopyrite and locally accompanied by bornite, is associated with early potassic alteration in the shallow part of the Pebble East zone and with early sodic-potassic alteration in the Pebble West zone and deeper parts of the Pebble East zone. High-grade copper-gold mineralization is associated with younger pyrophyllite- and sericite-bearing subtypes of advanced argillic alteration in the Pebble East zone. The deposit is surrounded by weakly mineralized quartz-sericite-pyrite alteration; in the upper center of the deposit quartz-illite-pyrite alteration is an illite-altered relict of a mostly eroded quartz-sericite-pyrite cap to the deposit.

Exploration

Historical

Cominco Alaska, a division of Cominco Ltd. (now Teck), began reconnaissance exploration in the Pebble region in the mid-1980s and in 1984 discovered the Sharp Mountain gold prospect near the southern margin of the current property. Gold was discovered in quartz veins of probable Tertiary age near the peak of Sharp Mountain. Grab samples of veins in talus ranged from 0.045 oz/ton Au to 9.32 oz/ton Au and 3.0 oz/ton Ag. In 1987, examination and sampling of several prominent limonitic and hematitic alteration zones yielded anomalous gold concentrations from the Sill prospect and the Pebble discovery outcrop.

Geophysical surveys were conducted on the property between 1988 and 1997. An induced polarization (“IP”) survey in 1989 at Pebble displayed response characteristics of a large porphyry-copper system. The surveys were dipole-dipole IP surveys, which defined a chargeability anomaly about 31.1 square miles in extent within Cretaceous age rocks that surround the eastern to southern margins of the Kaskanak batholith. All known zones of mineralization of Cretaceous age on the Pebble property occur within the broad IP anomaly.

In 1991, baseline environmental and engineering studies were initiated and weather stations were established. A preliminary evaluation was undertaken by Teck in 1991, and updated in 1992. Historical estimates of the mineral resources for the Pebble deposit were completed by Teck, most recently in 2000.

Northern Dynasty and Pebble Partnership

Between 2001 and 2006, the entire Pebble property was mapped for rock type, structure and alteration at a scale of 1:10,000, providing an important geological framework for interpretation of other exploration data. A geological map of the Pebble deposit was also constructed but, due to a paucity of outcrop, was based solely on drill hole information. The content and interpretation of district and deposit scale geological maps have not changed materially from those presented in 2009 and 2010.

A number of geophysical surveys, including IP, magnetic and other survey types were completed by Northern Dynasty and the Pebble Partnership between 2001 and 2010 to test the Pebble deposit and other occurrences on the Pebble property. Between 2001 and 2003, Northern Dynasty collected 1,026 soil samples, outlining high-contrast, coincident anomalies in gold, copper, molybdenum and other metals in an area that measures at least 5.6 miles north-south by up to 2.5 miles east-west, with strong but smaller anomalies in several outlying zones. All soil geochemical anomalies lie within the 31.1 square mile IP chargeability anomaly. Limited surficial geochemical surveys were completed in 2010 and 2011.

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Drilling

Extensive drilling totalling 1,048,509.8 ft has been completed in 1,389 holes on the Pebble Project. These drill programs took place during 21 of the 31 years from 1988 to 2019. Teck completed several drilling programs between 1988 and 1997.

Northern Dynasty with its partners completed drilling for exploration, deposit delineation, engineering and environmental purposes between 2002 and 2019. Highlights from exploration and deposit delineation drilling include:

•	prior to 2001, Teck completed a total of 164 drill holes, 39 of which were completed in the Sill Zone and 125 of which were collared within or near the Pebble deposit;

•	in 2002, drill testing of IP chargeability and multi-element geochemical anomalies outside of the Pebble deposit but within the larger and broader IP chargeability anomaly discovered the 38 Zone porphyry copper-gold-molybdenum deposit, the 52 Zone porphyry copper occurrence, the 37 Zone gold-copper skarn deposit, the 25 Zone gold deposit, and several small occurrences in which gold values exceeded 3.0 g/t;

•	in 2003, drilling took place within and adjacent to the Pebble West zone and outside the Pebble deposit to test for extensions and new mineralization at four other zones, including the 38 Zone porphyry copper-gold-molybdenum deposit and the 37 Zone gold-copper skarn deposit;

•	in 2004, 147 exploration holes were drilled in the Pebble deposit resulting in the identification of the Pebble East zone and discovery of the 308 Zone porphyry copper-gold-molybdenum deposit;

•	in 2005 and 2006, drilling at Pebble East confirms its large size and higher grades of copper, gold and molybdenum;

•	in 2007, 34 holes extend Pebble East to the northeast, northwest, south and southeast;

•	in 2008, 31 delineation and infill holes were drilled at Pebble East. Full Metal Minerals (USA) Inc. (“FMMUSA”) drilled seven exploration holes on land that is now controlled by the Pebble Partnership;

•	in 2009 and 2010, delineation holes were drilled at the margins of Pebble West and exploration holes were drilled elsewhere on the property;

•	in 2011 and 2012, holes drilled in the Pebble West zone indicate potential for resource expansion laterally and to depth, and exploration targets were tested on the Kaskanak claims to the northwest and south of Pebble, and on the KAS claims further south;

•	in 2013 and 2018, geotechnical holes were drilled to test tailings and water storage facilities in areas remote from the Pebble deposit; and

•	in 2019, a series of percussion holes were drilled adjacent to the Pebble deposit to enable hydrological testing.

No drilling took place in 2014, 2015, 2016 or 2017.

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The spatial distribution and type of holes drilled at Pebble are illustrated below.

Figure 3 Location of Drill Holes – Pebble Project

Source: 2018 Technical Report

Most of the footage on the Pebble Project was drilled using diamond core drills; the Pebble resource estimate was calculated exclusively from these holes. Many of the cored holes were advanced through overburden using a tricone bit with no core recovery. These overburden lengths are included in the core drilling total.

Since early 2004, all Pebble drill core has been geotechnically logged. Nearly 70,000 measurements were made for a variety of geotechnical parameters on 736,000 ft of core drilling. Recovery is generally very good and averages 98.6% overall; two-thirds of all measured intervals have 100% core recovery. Additionally, all Pebble drill core from the 2002 through 2018 drill programs was photographed in a digital format.

All drill hole collars have been surveyed using a differential global positioning system. A digital terrain model for the site was generated by photogrammetric methods in 2004. All post-Teck drill holes have been surveyed downhole, typically using a downhole survey (single shot magnetic gravimetric) tool. A total of 1,029 holes were drilled vertically (-90°) and 190 were inclined from -42° to -85° at various azimuths.

A summary of drilling by various categories (operator, type, year and area) to the end of the 2019 program are compiled in the table below. As shown in Figure 3 and Table 1 (East, West, Main), a large proportion of the drilling has been directed toward the Pebble deposit.

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Table 1 Summary of Drill Holes – Pebble Project

	No. of Holes	Feet	Metres
By Operator
Teck [1]	164	75,741.0	23,086
Northern Dynasty	578	495,069.5	150,897
Pebble Partnership [2]	640	472,249.3	143,942
FMMUSA	7	5,450.0	1,661
Total	1,389	1,048,509.8	319,586
By Type
Core [1,5]	1,160	1,027,671.9	313,234
Percussion [6]	229	20,838.0	6,351
Total	1,389	1,048,509.8	319,586
By Year
1988 [1]	26	7,601.5	2,317
1989 [1]	27	7,422.0	2,262
1990	25	10,021.0	3,054
1991	48	28,129.0	8,574
1992	14	6,609.0	2,014
1993	4	1,263.0	385
1997	20	14,695.5	4,479
2002	68	37,236.8	11,350
2003	67	71,226.6	21,710
2004	267	165,567.7	50,465
2005	114	81,978.5	24,987
2006 [3]	48	72,826.9	22,198
2007 [4]	92	167,666.9	51,105
2008 [5]	241	184,726.4	56,305
2009	33	34,947.5	10,652
2010	66	57,582.0	17,551
2011	85	50,767.7	15,474
2012	81	35,760.2	10,900
2013	29	6,190.0	1,887
2018	28	4,374.2	1,333
2019	6	1,917.4	584
Total	1,389	1,048,509.8	319,586

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No. of Holes	Feet	Metres
By Area
East	149	450,047.3	137,174
West	447	349,128.7	106,414
Main [7]	83	9,629.8	2,935
NW	215	49,951.1	15,225
North	84	30,927.0	9,427
NE	15	1,495.0	456
South	117	48,387.8	14,749
25 Zone	8	4,047.0	1,234
37 Zone	7	4,252.0	1,296
38 Zone	20	14,221.5	4,335
52 Zone	5	2,534.0	772
308 Zone	1	879.0	268
Eastern	5	621.5	189
Southern	147	64,374.4	19,621
SW	39	6,658.8	2,030
Sill	39	10,445.5	3,184
Cook Inlet	8	909.5	277
Total	1,389	1,048,509.8	319,586

Notes to table:

1. Includes holes drilled on the Sill prospect.

2. Holes started by Northern Dynasty and finished by the Pebble Partnership are included as the Pebble Partnership.

3. Drill holes counted in the year in which they were completed.

4. Wedged holes are counted as a single hole including full length of all wedges drilled.

5. Includes FMMUSA drill holes; data acquired in 2010.

6. Percussion holes were drilled for engineering and environmental purposes. Shallow (<15 ft) auger holes not included.

7. Comprises holes drilled entirely in Tertiary cover rocks within the Pebble West and Pebble East areas.

Some numbers may not sum exactly due to rounding.

Sampling, Analysis and Security of Samples

The Pebble deposit has been explored by extensive core drilling, with 80,859 samples having been taken from drill core for assay analysis. Nearly all potentially mineralized Cretaceous core drilled and recovered has been sampled by halving in 10 ft lengths. Similarly, all core recovered from the Late Cretaceous to Early Tertiary cover sequence has also been sampled, typically on 20 ft sample lengths, with some shorter sample intervals in areas of geologic interest. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

Rock chips from the 223 rotary percussion holes were generally not sampled for assay analysis, as the holes were drilled for monitoring wells and environmental purposes. Only 35 samples were taken from the drill chips of 26 rotary percussion holes outside the Pebble deposit area, which were drilled for condemnation purposes.

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Analytical work in 2002 and from 2004 to 2018 was completed by ALS Minerals Laboratories of North Vancouver, an ISO/IEC 17025:2005 certified laboratory. Analytical work for the 2003 drilling program was completed by SGS Canada Inc. of Toronto, ON, an ISO 9002 registered, ISO 17025 accredited laboratory.

Northern Dynasty maintained an effective Quality Control/Quality Assurance (“QA/QC”) program consistent with industry best practices, which was continued from 2007 to 2018 under the Pebble Partnership. This program is in addition to the QA/QC procedures used internally by the analytical laboratories. The QA/QC program has also been subject to independent review by Analytical Laboratory Consultants Ltd. and Nicholson Analytical Consulting through 2012. The analytical consultants provide ongoing monitoring, including facility inspection and timely reporting of the performance of standards, blanks and duplicates in the sampling and analytical program. The results of this program indicate that analytical results are of a high quality, suitable for use in detailed modelling and resource evaluation studies. The QA/QC sample types used in the program are described in the table below.

Table 2 Summary of Quality Control/Quality Assurance Sampling – Pebble Project

QC Code	Sample Type	Description	% of Total
MS	Regular Mainstream	Regular samples submitted for preparation and analysis at the primary laboratory.	89%
ST	Standard (Certified Reference Material)	Mineralized material in pulverized form with a known concentration and distribution of element(s) of interest. Randomly inserted using pre-numbered sample tags.	4.5% or 9 in 200
DP	Duplicate or Replicate	An additional split taken from the remaining pulp reject, coarse reject, ¼ core or ½ core remainder. Random selection using pre-numbered sample tags.	4.5% or 9 in 200
SD	Standard Duplicate	Standard reference sample submitted with duplicates and replicates to the check laboratory.	<1%
BL	Blank	Sample containing negligible or background amounts of elements of interest, to test for contamination.	2% 1 in 50

Pebble core was boxed at the rig and transported daily by helicopter to a secure logging facility in Iliamna. Half cores remaining after sampling were replaced in the original core boxes and stored at Iliamna, AK in a secure compound. Crushed reject samples from the 2006 through 2018 analytical programs are stored in locked containers at Delta Junction, AK. Drill core assay pulps from the 1989 through 2018 programs are stored at a secure warehouse in Langley, BC.

Mineral Resources

The current estimate of the mineral resources in the Pebble deposit is based on approximately 59,000 assays obtained from 699 drill holes completed to the end of 2013. The resource tabulated below was estimated using ordinary kriging by David Gaunt, P.Geo., a qualified person who is not independent of Northern Dynasty. The effective date of the estimate is December 22, 2017.

The tabulation is based on copper equivalency that incorporates the contribution of copper, gold and molybdenum. Although the estimate includes silver, it was not used as part of the copper equivalency (CuEQ) calculation in order to facilitate comparison with previous estimates, which did not consider the silver content or its potential economic contribution.

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Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “measured resources”, “indicated resources” and “inferred resources”. United States investors are cautioned that while these terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral resources that we may report as measured mineral resources, indicated mineral resources and inferred mineral resources under NI 43-101 would be the same had we prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Table 3 Mineral Resources – Pebble Deposit

Measured, Indicated and Inferred Categories

Threshold CuEq %	CuEq%	Tonnes	Cu (%)	Au (g/t)	Mo (ppm)	Ag (g/t)
Measured
0.3	0.65	527,000,000	0.33	0.35	178	1.7
0.4	0.66	508,000,000	0.34	0.36	180	1.7
0.6	0.77	279,000,000	0.40	0.42	203	1.8
1.0	1.16	28,000,000	0.62	0.62	302	2.3
Indicated
0.3	0.77	5,929,000,000	0.41	0.34	246	1.7
0.4	0.82	5,185,000,000	0.45	0.35	261	1.8
0.6	0.99	3,455,000,000	0.55	0.41	299	2.0
1.0	1.29	1,412,000,000	0.77	0.51	343	2.4
Measured and Indicated
0.3	0.76	6,456,000,000	0.40	0.34	240	1.7
0.4	0.81	5,693,000,000	0.44	0.35	253	1.8
0.6	0.97	3,734,000,000	0.54	0.41	291	2.0
1.0	1.29	1,440,000,000	0.76	0.51	342	2.4
Inferred
0.3	0.55	4,454,000,000	0.25	0.25	226	1.2
0.4	0.68	2,646,000,000	0.33	0.30	269	1.4
0.6	0.89	1,314,000,000	0.48	0.37	292	1.8
1.0	1.20	361,000,000	0.68	0.45	377	2.3

The tabulated mineral resources are subject to the notes below:

These resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred resources will ever be upgraded to a higher category.

Copper equivalent calculations use metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, and 83.7% for molybdenum in the Pebble East zone.

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit open pit mining operations in the Americas.

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The resource estimate is constrained by a conceptual pit that was developed using a Lerchs-Grossman algorithm and is based on the parameters set out below:

Parameter		Units	Cost ($)	Value
Metal Price	Gold	$/oz	-	1,540.00
	Copper	$/lb	-	3.63
	Molybdenum	$/lb	-	12.36
	Silver	$/oz	-	20.00
Metal Recovery	Copper	%	-	91
	Gold	%	-	61
	Molybdenum	%	-	81
	Silver	%	-	67
Operating Cost	Mining (mineralized material or waste)	$/ton mined	1.01	-
	Added haul lift from depth	$/ton/bench	0.03	-
	Process
	-Process cost adjusted by total crushing energy	$/ton milled	4.40	-
	-Transportation	$/ton milled	0.46	-
	-Environmental	$/ton milled	0.70	-
	-G&A	$/ton milled	1.18	-
Block Model	Current block model	ft	-	75 x 75 x 50
Density	Mineralized material and waste rock	-	-	Block model
Pit Slope Angles	-	degrees	-	42

These mineral resource estimates may ultimately be affected by a broad range of economic/financial, environmental, permitting, legal, title, socio-economic, marketing and political factors commensurate with the specific characteristics of the Pebble deposit (including its scale, location, orientation and poly-metallic nature) as well as its setting (from a natural, social, jurisdictional and political perspective).

Mineral Processing and Metallurgical Testing

Metallurgical testwork for the Pebble Project was initiated by Northern Dynasty in 2003, and continued under the direction of Northern Dynasty until 2008. From 2008 to 2013, metallurgical testwork progressed under the direction of the Pebble Partnership.

Geometallurgical studies were initiated by the Pebble Partnership in 2008, and continued through 2012. The principal objective of this work was to quantify significant differences in metal deportment that may result in variations in metal recoveries during mineral processing. The results of the geometallurgical studies indicate that the deposit comprises several geometallurgical (or material type) domains. These domains are defined by distinct, internally consistent copper and gold deportment characteristics that correspond spatially with changes in silicate alteration mineralogy.

Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities with extensive experience with these analyses, with this type of deposit, and with the Pebble Project. The samples selected for the comminution, copper/gold/molybdenum bulk flotation, and copper molybdenum separation testing were representative of the various types and styles of mineralization present at the Pebble deposit.

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Test results on variability samples derived from the 103 lock cycle flotation tests indicate that marketable copper and molybdenum concentrates can be produced with gold and silver contents that meet or exceed payable levels in representative smelter contracts.

Metal recoveries2 projected in the 2014 technical report are based on the locked-cycle test results of the variability samples, and associated gold leach testwork. This has been updated since the 2017 decision by the Pebble Partnership not to apply a cyanide leaching and SART process for metal recovery. The flotation tests on composite samples indicate a general increase of metal recoveries when the primary grind size is reduced. Thus, a finer primary grind size P80 of 125µm was incorporated into the metal recovery projection model. Table 5 provides projected metals recoveries via flotation concentration only.

Table 5 Projected Metallurgical Recoveries

Domain	Flotation Recovery %
	Cu Con, 26% Cu			Mo Con
	Cu	Au	Ag	Mo
Supergene:
Sodic Potassic	78.7	63.6	67.5	53.9
Illite Pyrite	72.1	46.5	67.8	66.3
Hypogene:
Illite Pyrite	89.8	45.6	66.6	76.1
Sodic Potassic	90.1	63.2	67.0	80.1
K Silicate	93.7	63.6	66.5	85.4
QP	94.7	65.2	64.4	80.4
Sericite	89.6	40.6	66.5	75.9
QSP	89.8	32.9	66.9	86.1

Environmental and Socioeconomic

The Pebble deposit is located on state land specifically designated for mineral exploration and development. The project area has been the subject of two comprehensive land-use planning exercises conducted by the Alaska Department of Natural Resources (the “ADNR”), the first in the 1980s and the second completed in 2005. The ADNR identified five land parcels (including Pebble) within the Bristol Bay planning area as having “significant mineral potential,” and where the planning intent is to accommodate mineral exploration and development. These parcels total 2.7% of the total planning area (ADNR, 2005).

Environmental standards and permitting requirements in Alaska are stable, objective, rigorous and science-driven. These features are an asset to projects like Pebble that are being designed to meet U.S. and international best practice standards of design and performance.

2 Silver recovery projection based on a dataset of 10 LCT samples

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Environmental Baseline Studies

Northern Dynasty and its partners carried out extensive field study programs from 2004 onward to characterize the existing physical, chemical, biological, and social environments in the Bristol Bay and Cook Inlet areas where the Pebble Project might occur. The Pebble Partnership compiled the data for the 2004-2008 study period into a multi-volume Environmental Baseline Document (“EBD”). These studies have been designed to:

•	fully characterize the existing biophysical and socioeconomic environment;

•	support environmental analyses required for effective input into Project design;

•	provide a strong foundation for internal environmental and social impact assessment to support corporate decision-making;

•	provide the information required for stakeholder consultation and mine permitting in Alaska; and,

•	provide a baseline for long-term monitoring of potential changes associated with mine development.

The baseline study program includes:

•	surface water	•	wildlife
•	groundwater	•	air quality
•	surface and groundwater quality	•	cultural resources
•	geochemistry	•	subsistence
•	snow surveys	•	land use
•	fish and aquatic resources	•	recreation
•	noise	•	socioeconomics
•	wetlands	•	visual aesthetics
•	trace elements	•	climate and meteorology
•	fish habitat – stream flow modeling	•	Iliamna Lake
•	Cook Inlet marine studies

Additional environmental baseline studies were undertaken between 2009 and 2012. The results of these studies were compiled into a supplemental EBD in 2017 and all chapters were transmitted to USACE in 2018. In 2017, select environmental baseline studies were re-initiated and expanded, and continued in 2018 and 2019. Environmental baseline data collected during the 2018 field program included meteorology, wetlands, aquatic resources, marine studies, wildlife and stream flow monitoring. Environmental site work for 2019 included ongoing environmental monitoring and collection of additional data to support the EIS process. The additional data collected from these programs has been provided to USACE.

Potential Environmental Effects and Proposed Mitigation Measures

The application of sound engineering, environmental planning and best management practices, including compliance with existing US federal and state environmental laws, regulations and guidelines, will ensure that environmental issues associated with the development and operation of the Pebble Project can be effectively addressed and managed.

The major environmental components include air, water and terrestrial resources. During the preliminary stages of the Pebble Project, Northern Dynasty identified key environmental issues and design drivers that have formed the basis of baseline data collection, environmental and social analysis and continuing stakeholder consultations influencing the Pebble Project design. The scoping-level assessment has confirmed these as important issues and design drivers, and has identified mitigation measures for each. The key mitigation strategies for these drivers include:

•	Water: development of a water management plan that maximizes the collection and diversion of groundwater, snowmelt and direct precipitation away from the mine site;

•	Wetlands: avoidance and minimization of project effects on wetlands and implementation of a water management plan (in accordance with USACE guidelines and regulations) to protect wetlands;

•	Aquatic habitats: development of a water management plan and habitat mitigation measures that include strategies to effectively manage the release of treated water in compliance with anticipated regulatory requirements to sustain necessary downstream flows and to protect downstream fish habitat and aquatic environments;

•	Air quality: implementation of air emissions and dust suppression strategies;

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•	Marine environment: minimize the port facility’s footprint in the intertidal zone, particularly in soft sediment intertidal areas; and

•	Compensatory mitigation measures to ensure compliance with the CWA.

Direct integration of these and other appropriate measures into the Pebble Project design and operational strategies are expected to effectively mitigate possible environmental effects and minimize residual environmental effects associated with the construction, operation and eventual closure of any proposed mine at the Pebble Project.

During 2019, the Pebble Partnership evaluated a number of Compensatory Mitigation alternatives that could be applied to the Pebble Project; however, very few ‘like for like’ wetlands habitat alternatives were found to exist in the region around Pebble. This challenge is common in Alaska. as there are very few ‘like for like’ opportunities for wetlands mitigation available other than purchasing land for permanent set-aside protection. Recognizing this issue, USACE and EPA developed a Memorandum of Understanding (“MOU”), which enables proponents to propose ‘out of kind’ mitigation projects.

Based on this MOU, Pebble Partnership identified three Compensatory Mitigation projects for which evaluation began in 2019, with a final proposal submitted during Q1 2020. These projects are:

•	repairs and upgrades to the sewage handling and treatment facilities in Kokhanok, Newhalen, and Nondalton, three of the four closest communities to the Pebble Project;

•	fish passage restoration by replacing inadequate culverts in the Bristol Bay region; and

•	clean up of 7.4 miles of beach at the proposed port site at Amakdedori.

Community Consultation and Stakeholder Relations

Since 2004, the Pebble Partnership and its predecessor Northern Dynasty have undertaken a comprehensive stakeholder relations and community outreach program. In addition to ensuring that relevant stakeholder groups and individuals receive early notification of all work programs, the objectives of the Pebble Partnership’s stakeholder and community relations program are:

•	to provide regular progress updates on project-related activities, opportunities and planning;

•	to seek input on stakeholder priorities, issues and concerns, and provide feedback on how they are being addressed;

•	to educate stakeholders on responsible resource development and modern mining principles and practices;

•	to maximize economic and community benefits associated with the Pebble Project, both in the exploration and development phase and during mine operations; and,

•	to provide opportunities for two-way dialogue and the development of long-term, respectful and mutually beneficial relationships.

The Pebble Partnership has developed a dedicated and knowledgeable stakeholder relations team to implement this program.

Mine Planning and Project Description 2017 – 2019

The Pebble Partnership filed a CWA 404 permit application with USACE in December 2017. In January 2018, USACE confirmed that Pebble’s permit application was complete and an EIS would be required to comply with its NEPA review of the Pebble Project. The Project Description submitted as part of the CWA 404 permitting application envisages the project developed as an open pit mine and processing facility with supporting infrastructure. The development plan has a significantly smaller development footprint than previous studies, as well as incorporating other additional environmental safeguards.

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The EIS process currently underway as by the USACE will consider alternative scenarios with respect to a number of aspects of the proposed project. Over the course of 2018, USACE advanced the EIS process through the scoping phase and the Pebble Partnership continued with engineering studies. As a result, there have been some adjustments to the development plan.

	Project Description (Dec 2017)	Current Project Description
Processing rate	160,000 tons per day	180,000 tons per day
Mining rate	90 million tons per year	70 million tons per year
Strip ratio	0.1:1	0.12:1
Mine Life	20 years, including 14 years of mining using conventional drill-blast-shovel operations, and 6 years of milling material from a low-grade stockpile.	20 years, as a conventional drill-blast-shovel operation.
Infrastructure

•      a 230-megawatt power plant located at the mine site;

•      an 83-mile transportation corridor from the mine site to a port site on the west side of Cook Inlet;

•      a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and,

•      a 188-mile natural gas pipeline from the Kenai Peninsula to the Pebble Project site.

•      a 270-megawatt power plant located at the mine site;

•      a 94-mile transportation corridor from the mine site to a port site on the west side of Cook Inlet[3];

•      a permanent, year-round port facility near the mouth of Amakdedori Creek on Cook Inlet; and,

•      a 192-mile natural gas pipeline from the Kenai Peninsula to the Pebble Project site.

Additional Environmental Safeguards

•     a development footprint less than half the size envisaged prior to 2014, with consolidation of most major site infrastructure in a single drainage (North Fork Koktuli), and the absence of any primary mine operations in the Upper Talarik drainage;

•      a more conservative Tailings Storage Facility (“TSF”) design, including enhanced buttresses, flatter slope angles, an improved factor of safety and a significant reduction in the amount of water in the facility;

•     separation of potentially acid generating (“PAG”) tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

•      no permanent waste rock piles; and

•      no secondary gold recovery plant (i.e. no cyanide usage).

•      development footprint substantially smaller than envisaged prior to 2014, with consolidation of most major site infrastructure in a single drainage (North Fork Koktuli), and the absence of any primary mine operations in the Upper Talarik drainage;

•      a more conservative TSF design, including enhanced buttresses, flatter slope angles, an improved factor of safety and a significant reduction in the amount of water in the facility;

•     separation of PAG tailings from non-PAG bulk tailings for storage in a fully-lined TSF;

•     co-storage of PAG waste rock within the PAG TSF and transfer of the PAG tailings and waste rock to the open pit at closure;

•      no permanent waste rock piles; and

•      no secondary gold recovery plant.,( i.e. no cyanide usage).

3 Includes access road, spurs and ferry crossing.

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The project proposed in the Project Description uses a portion of the currently estimated Pebble mineral resources. This does not preclude development of additional resources in other phases of the project in the future, but such development would require additional evaluation and would be subject to separate permitting processes.

Recent Work

On February 20, 2019, the USACE released the Draft EIS. The Draft EIS describes the project developed as an open pit mine and processing facility with supporting infrastructure with the significantly smaller development footprint than previously envisaged, and other additional environmental safeguards as described in the Project Description. Northern Dynasty cautions that the current Project Description may not be the ultimate development plan for the project and that a final project design has not been selected.

The Draft EIS assesses the access route described in the Project Description as well as other alternatives. No preferred alternative was identified in the Draft EIS, allowing USACE to incorporate input from the cooperating agencies and the public on various alternatives presented in the Draft EIS during the public review process.

The Draft EIS shows:

•	the Pebble application to be complete, with no substantive data gaps;
•	no new environmental issues identified; and
•	no impacts identified that cannot be mitigated.

The USACE has forecast completion of the Final EIS for the Pebble Project in mid-2020.

Northern Dynasty, through Pebble Partnership, has also continued to advance engineering and environmental studies. In 2019, technical programs at Pebble were focused mainly on planning and deploying site investigations related to supporting the EIS and federal permitting process, and the natural gas pipeline right-of-way application. The Pebble Partnership’s technical team also reviewed and submitted comments on the Draft EIS, and responded to Request For Information (“RFI”), resulting from the review process.

C.	Plans For 2020

In 2020, the Company plans to continue its efforts in support of the EIS process and toward federal permitting of the Pebble Project. Activities in this regard are expected to include: completing a comprehensive review of the Final EIS and providing responses to RFIs from the USACE thereafter; planning and implementing engineering and environmental field studies and data collection programs. In addition, the Company will continue to engage and consult with project stakeholders to share information and gather feedback on the Pebble Project. Discussions to secure a major funding partner with which to advance the overall development of the Pebble Project will continue, as well as financing activities as necessary to support ongoing work.

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D.	Organizational Structure

Structure as at December 31, 2019:

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E.	Property, Plant and Equipment

The Company’s principal property is the Pebble Project, as discussed in A and B, above.

The Company has approximately $907 in plant and equipment (excluding right-of-use assets) primarily at the Pebble Project site located in Iliamna.

The Company, through the Pebble Partnership, has leased premises in Anchorage and at the Pebble Project site and as result the Company has lease commitments which have been disclosed in the accompanying audited financial statements.

F.	Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Risk associated with the Novel Coronavirus (“COVID-19”)

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations and the operations of contractors and service providers. The outbreak has now spread to the United States and Canada where we conduct our principal business operations. Our plans to advance the development of the Pebble Project are dependent upon the continued progress of our approval and permitting process with the USACE, the EPA and Alaskan state agencies, as well as our ability to continue the work required in connection with this process through our employees and our contractors. While we have not been notified of any delay, it is possible that government efforts to curtail the COVID-19 outbreak will result in delays in our permitting process, including a possible delay in the release by the USACE of their EIS and the progress through to a Record of Decision. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of our shares. These adverse effects on the economy, the stock market and our share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

Inability to Ultimately Achieve Mine Permitting and Build a Mine at the Pebble Project

The Company may ultimately be unable to secure the necessary permits under United States Federal and Alaskan State laws to build and operate a mine at the Pebble Project. There is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project. In addition, there are prominent and well-organized opponents of the Pebble Project and the Company may be unable, even if we present solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits. The Company has filed a CWA 404 permit application with the USACE, which has triggered an EIS process under NEPA. The EIS process under NEPA, and the requirement for the Company to secure a broad range of other permits and authorizations from multiple federal and state regulatory agencies will take several years. After all permits necessary to begin construction are in hand, a number of years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until we build a mine at the Pebble Project we will be unable to achieve revenues from operations and may not be able to sell or otherwise recover our investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

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Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development of its land and natural resources.

The Pebble Project is Subject to Political and Environmental Opposition

As is typical for a large-scale mining project, the Pebble Project faces concerted opposition from many individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (“BBW”). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of a mine at Pebble. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Pebble, included political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble property, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the known deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore. Accordingly, the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has included mineral resource estimates that have been made in accordance with NI 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises United States investors that although with the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, there is no assurance any mineral resources that Northern Dynasty may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Modernization Rules. Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

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All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Northern Dynasty Has No History Of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements Have Been Prepared Assuming Northern Dynasty Will Continue on a Going Concern Basis.

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2019, Northern Dynasty had negative working capital of approximately $0.2 million. Although Northern Dynasty in the year ended December 31, 2019, completed a number of financings for gross proceeds of approximately US$49.5 million ($65.8 million) and closed a private placement of US$4.2 million ($5.6 million) in January 2020 (of which $0.7 million was received in December 2019), additional financing will be required in 2020 for continued corporate expenditures and material expenditures at the Pebble Project. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’s Only Mineral Property Interest, the Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore May Cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and Reduce Its Ability to Obtain New Financing.

The Pebble Project is Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

2019 Annual Information Form	Page | 36

If Prices for Copper, Gold, Molybdenum and Silver Decline, Northern Dynasty May Not Be Able to Raise the Additional Financing Required to Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project, will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum and silver are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum and silver and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum and silver have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold, molybdenum and silver, with the result that Northern Dynasty may not have sufficient financing with which to fund its exploration activities.

Mining is Inherently Dangerous and subject to Conditions or Events beyond the Company’s control, which could have a Material Adverse Effect on the Company’s Business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in the Company’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at the Company’s mineral properties, severe damage to and destruction of the Company’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements Could Significantly Increase the Costs of Developing the Pebble Project and Could Delay these Activities.

The Pebble Partnership and Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

2019 Annual Information Form	Page | 37

Changes in Government Regulations or the Application Thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

Litigation

The Company is currently, and may in future be subject to legal proceedings, including with regard to actions in Item 12 Legal in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably it may have a material adverse effect on the Company.

Northern Dynasty is Subject to Many Risks that Are Not Insurable and, as a Result, Northern Dynasty Will Not Be Able to Recover Losses Through Insurance Should Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could increase Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of Key Personnel that It Engages to Undertake Its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or Be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Services Inc. (“HDSI”). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that we would not proceed with the development or operation of a mine at the Pebble Project.

2019 Annual Information Form	Page | 38

The Market Price of Northern Dynasty’s Common Shares is Subject to High Volatility and Could Cause Investor Loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor needs to sell Northern Dynasty shares.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Item 6.	Dividends

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

Item 7.	Description of Capital Structure

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 422,942,680 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2019. The audited consolidated annual financial statements provide share issuances effected by Northern Dynasty and the weighted average issue price for shares since January 1, 2017.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for voting and the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

Northern Dynasty has entered into registration rights agreements with certain United States shareholders as part of past financing activities. See the Company’s US public filings at www.sec.gov.

Item 8.	Market for Securities

Trading Markets

Northern Dynasty’s common shares have been listed in Canada on the TSX since October 2007, under the symbol NDM and have traded in the US on NYSE American (formerly NYSE MKT), since November 2004, under the symbol NAK.

2019 Annual Information Form	Page | 39

The following tables set forth, for the periods indicated, the share price history on the TSX and on the NYSE American. Share trading information is available through free internet search services (see below).

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Fiscal Year Ended December 31,	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
2019	1.47	0.50	290,638	1.12	0.38	1,722,131
2018	2.32	0.55	309,266	1.86	0.43	1,416,234
2017	4.54	1.43	1,700,010	3.45	1.06	5,399,128
2016	3.12	0.28	775,654	2.50	0.20	1,295,079
2015	0.83	0.37	55,058	0.72	0.28	103,728
2014	1.85	0.38	56,803	1.70	0.32	204,562

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Fiscal Quarter	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
Q4 2019	0.86	0.50	235,984	0.66	0.38	1,552,302
Q3 2019	1.25	0.60	453,635	0.95	0.46	2,577,083
Q2 2019	0.88	0.56	173,634	0.66	0.41	1,363,837
Q1 2019	1.47	0.79	299,438	1.12	0.57	1,373,354
Q4 2018	1.12	0.57	221,309	0.84	0.43	1,072,321
Q3 2018	0.89	0.63	145,269	0.68	0.48	726,848
Q2 2018	1.25	0.55	374,090	1.00	0.43	1,302,636
Q1 2018	2.32	1.00	495,722	1.86	0.81	2,602,598

	TSX Trading under the symbol NDM			NYSE American Trading under the symbol NAK
Last twelve months	High ($)	Low ($)	Average daily trading volume	High (US$)	Low (US$)	Average daily trading volume
February 2020	0.93	0.56	890,790	0.71	0.42	3,673,756
January 2020	0.62	0.52	252,833	0.49	0.40	1,640,829
December 2019	0.75	0.50	490,738	0.56	0.38	2,629,081
November 2019	0.86	0.68	83,869	0.66	0.51	996,770
October 2019	0.79	0.66	149,591	0.60	0.50	1,052,226
September 2019	0.95	0.76	169,615	0.72	0.57	1,429,170
August 2019	1.25	0.77	635,234	0.95	0.56	3,108,036
July 2019	1.20	0.60	538,489	0.92	0.46	3,089,686
June 2019	0.84	0.56	264,957	0.65	0.41	2,085,195
May 2019	0.76	0.58	162,788	0.57	0.42	1,187,550
April 2019	0.88	0.70	98,022	0.66	0.52	861,510
March 2019	1.23	0.79	304,118	0.94	0.60	1,382,114

Source for share price information:

•	For TSX, refer to www.tmxmoney.com, enter NDM.TO; and.
•	For NYSE American, use either https://www.nyse.com/listings_directory/stock or https://ca.finance.yahoo.com/ and enter NAK)

2019 Annual Information Form	Page | 40

Item 9. Escrowed Securities

Following the Company’s acquisition of Mission Gold Ltd. on December 24, 2015 there are currently 753,728 common shares in the capital of the Company held in escrow pursuant to TSX-V value escrow agreements and supplemental escrow agreements dated February 13, 2013 among Delta Gold Corporation, a predecessor company to Mission Gold Ltd. (the “issuer”), Olympia Trust Company and the holder of the escrowed shares.

In addition to the applicable TSX-V time-based release conditions, the supplemental escrow agreements provide, among other things, that the escrowed shares shall not be released from escrow until the issuer has obtained requisite permits authorizing exploration and development activities at the issuer’s Imperial Project which would allow the issuer to complete the drilling component of the Phase 1 recommended work program as set out in the issuer’s filing statement dated December 28, 2012.

Except as outlined above, there are no shares of Northern Dynasty held in escrow.

Item 10 Directors and Officers

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are presented in the table below. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. Where shown, the reference to “CEO” refers to “Chief Executive Officer” and “CFO” to “Chief Financial Officer”.

Name	Position	Director or Officer Since
Desmond M. Balakrishnan Vancouver, BC, Canada	Director	December 2015
Steven A. Decker (4) Sherman Oaks, CA, United States	Director	March 2016
Robert A. Dickinson Lions Bay, BC, Canada	Chairman of the Board and Director	June 1995
Gordon B. Keep (2)(3) Vancouver, BC, Canada	Director	October 2015
David C. Laing (3)(4) Vancouver, BC, Canada	Director	May 2016
Christian Milau (2)(4) Vancouver, BC, Canada	Director	May 2016
Kenneth W. Pickering (2)(3) Chemainus, BC, Canada	Director	September 2013
Mark Peters North Vancouver, BC, Canada	CFO	April 2019
Ronald W. Thiessen West Vancouver, BC, Canada	President, CEO and Director	November 1995
Trevor Thomas Vancouver, BC, Canada	Secretary	February 2008
Bruce Jenkins Vancouver, BC, Canada	Executive Vice President, Environment and Sustainability	June 2004
Stephen Hodgson Vancouver, BC, Canada	Vice President Engineering	March 2005
Sean Magee North Vancouver, BC, Canada	Vice President Public Affairs	October 2006
Doug Allen Seattle, WN, USA	Vice President Corporate Communications	June 2012

(1)	To the best of the Company’s knowledge, none of such persons has any family relationship with any other and none were elected as a director or appointed as an officer as a result of an arrangement or understanding with a major shareholder, customer, supplier, or any other party.
(2)	Member of the Audit and Risk Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Governance Committee.

2019 Annual Information Form	Page | 41

As at March 26, 2019, the directors and officers of Northern Dynasty, and their respective affiliates, directly and indirectly, own or control as a group an aggregate of 11,645,245 common shares (2.7%), or 30,566,367 common shares (6.2%) on a diluted basis.

Biographical information

The following is the biographical information on each of the persons listed above:

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. McMillan serves as the Company’s Canadian attorneys. He has been lead counsel on over $3 million in financing transactions and in mergers and acquisitions aggregating in excess of $6 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (with Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	December 2015	Present
Aroway Energy Inc.	TSX-V	Director	July 2010	June 2017
Big Sky Petroleum Corporation	TSX-V	Director	November 2011	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
Hillcrest Petroleum Ltd.	TSX-V	Secretary	January 2008	August 2015
Ynvisible Interactive Inc. (formerly Network Exploration Ltd.)	TSX-V	Secretary	May 2008	Present
Liberty One Lithium Corp. (formerly Petro Basin Energy Corp.)	TSX-V (NEX)	Director	February 2012	November 2018
Red Rock Capital Corp.	TSX-V (NEX)	Director	February 2012	September 2018
Solution financial Inc. (formerly Shelby Ventures Inc.)	TSX-V (NEX)	Director	December 2010	Present
Netcoins Inc.	CSE	Director	May 2018	Present
Karam Minerals Inc.	CSE	Director	October 2019	Present
Isracan Biosciences Inc.	CSE	Director	October 2019	Present

Steven A. Decker, CFA – Director

Mr. Decker is a Chartered Financial Analyst® charterholder with more than 20 years of investment experience as an Analyst and Portfolio Manager. He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

2019 Annual Information Form	Page | 42

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	March 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Chairman of the Board and Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years. He was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of the public companies associated with Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private resource company. He also serves as a Director of the Britannia Mine Museum and a Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	February 2019
		Chairman	December 2017	February 2019
Taseko Mines Limited	TSX, NYSE American	Director	January 1991	Present

Gordon B. Keep, B.Sc., MBA, P.Geo. – Director

Gordon Keep is a Professional Geologist with extensive business experience in investment banking and creating public natural resource companies. Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm. He also serves as an officer and/or director for several natural resource companies. He holds a B.Sc. in Geological Science from Queen’s University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	October 2015	Present
Tekmodo Industries Inc. (previously CarbonOne Technologies Inc.)	TSX-V	Director	July 2015	January 2017
Catalyst Copper Corp.	TSX-V	Director	April 2008	May 2016
Eastern Platinum Limited	TSX, JSE	Director	November 2003	July 2016
Encanto Potash Corp.	TSX-V	Director	December 2008	December 2017
		Chairman	October 2009	December 2017
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
Cruzsur Energy Ltd. (previously PentaNova Energy Corp.)	TSX-V	Director	July 2017	Present
Peregrine Diamonds Ltd.	TSX	Director	February 2005	July 2015
Petromanas Energy Inc.	TSX-V	Director	August 2010	May 2016
Renaissance Oil Corp.	TSX-V	Director	September 2014	Present
Rusoro Mining Ltd.	TSX-V	Director	July 2016	Present
Gold X Mining Corp.	TSX-V	Director	March 24, 2017	March 2020
Vanadian Energy Ltd. (previously Uracan Resources Ltd.)	TSX-V	Director	November 2003	Present

2019 Annual Information Form	Page | 43

David Laing, BSc Mining Engineering – Director

Mr. Laing is a Mining Engineer with 40 years’ experience in mining operations, projects, engineering studies, mining finance, investor relations, mergers and acquisitions, corporate development, and company building. He has also held senior positions in mining investment banking and technical consulting, most recently as Chief Operating Officer (“COO”) of Equinox Gold, and True Gold. Prior to joining True Gold, Mr. Laing was Chief Operating Officer and led the origination and execution of stream financing transactions of Quintana Resources Capital ULC, a base metals streaming company. He was also one of the original executives of Endeavour Mining Corporation as the group grew from one mine in Burkina Faso to a 500,000 ounce gold producer in West Africa. Mr. Laing was an integral part of the acquisition and integration of three junior gold producers and led the feasibility of a fourth project, in Burkina Faso. Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton and Royal Dutch Shell’s mining business.

Mr. Laing is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Arian Silver Corporation	LSE	Director	December 2014	July 2015
Aton Resources Inc.	TSX-V	Director	May 2016	Present
CB Gold Inc.	TSX-V	Director	April 2014	August 2015
Equinox Gold Corp.[2]	TSX-V	COO	December 2017	Present
Fortuna Silver Mines Inc.	TSX, NYSE	Director	September 2016	Present
KBL Mining Limited	ASX	Director	March 2015	January 2016
Luna Gold Corp.[2]	TSX	COO and Director	August 2016	March 2017
Gold X Mining Corp.	TSX-V	Director	August 2015	March 2020
Trek Mining Inc.[2]	TSX-V	COO and Director	March 2017	December 2017
True Gold Mining Inc. [1]	TSX-V	COO	July 2015	April 2016

Note:

1.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.
2.	The Company merged with TSX-V listed JDL Gold Corp. to form Trek Mining Inc. Trek Mining Inc. then merged with NewCastle Gold Ltd. and Anfield Gold Corp. to form Equinox Gold Corp.

Christian Milau, CPA, CA, CPA (Illinois) – Director

Mr. Milau is is a Chartered Professional Accountant (Chartered Accountant). Mr Milau is Chief Executive Officer (“CEO”) and Director of Equinox Gold Corp. Prior to this he was President and CEO of Trek Mining Inc., Luna Gold Corp. and True Gold Mining Inc. and negotiated and closed the latter’s sale to Endeavour Mining Corporation (“Endeavour”), where previously he served as Executive Vice President and CFO. While at Endeavour, Mr. Milau played a leading role in Endeavour’s acquisition, financing, development, and operation of four gold mines in Burkina Faso, Côte d’Ivoire, Ghana and Mali. Mr. Milau has finance and capital markets experience as well as operational, government and stakeholder relations experience in West Africa, including successfully negotiating with governments on various mining conventions and tax matters. Prior to these recent roles, Mr. Milau was Treasurer of New Gold Inc. during the company’s high growth period from 2008 to 2011 when he was involved in the financing and construction of the New Afton mine in British Columbia.

2019 Annual Information Form	Page | 44

Mr. Milau is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	May 2016	Present
Equinox Gold Corp.[2]	TSX-V	CEO and Director	December 2017	Present
Luna Gold Corp. [2]	TSX	CEO and Director	August 2016	March 2017
Plateau Energy Metals Inc.	TSX-V	Director	June 2016	Present
Trek Mining Inc.[2]	TSX-V	CEO and Director	March 2017	December 2017
True Gold Mining Inc. [1]	TSX-V	President, CEO and Director	March 2015	May 2016

Note:

1.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.
2.	The Company merged with TSX-V listed JDL Gold Corp to form Trek Mining Inc. Trek Mining Inc. then merged with NewCastle Gold Ltd. and Anfield Gold Corp. to form Equinox Gold Corp.

Kenneth W. Pickering., PEng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	September 2013	Present
Enaex Chile	IPSA	Director	May 2011	May 2018
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
Pan Aust Minerals	ASX	Director	October 2011	August 2015
Taseko Mines Limited	TSX, NYSE American	Director	July 2018	Present
Teck Resources	TSX, NYSE American	Director	March 2015	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	December 2016

Ronald W. Thiessen, FCPA, FCA – Director, President and Chief Executive Officer

Ronald Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDI and HDSI, a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

2019 Annual Information Form	Page | 45

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Director	November 1995	Present
		President and CEO	November 2001	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	February 2019
		CEO	September 2000	February 2019
Quartz Mountain Resources Ltd.	TSX-V	President, CEO and Director	December 2011	December 2017
Taseko Mines Limited	TSX, NYSE American	Director	October 1993	Present
		Chairman	May 2006	Present

Mark Peters, CPA, CA – Chief Financial Officer

Mark Peters is a Chartered Professional Accountant (CPA, CA) who has more than 18 years of experience in the areas of financial reporting and taxation, working primarily with Canadian and US public corporations. He is an experienced Chief Financial Officer, having served as CFO for HDSI since 2016 and a TSX Venture-listed company since 2012. Prior to that, Mr. Peters led the tax department for the HDI group of companies. Before joining HDI in 2007, Mr. Peters worked for PricewaterhouseCoopers LLP in the both the audit and tax groups.

Mr. Peters is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	CFO	April 2019	Present
Heatherdale Resources Ltd.	TSX-V	CFO	March 2012	Present
Canada Rare Earth Corp.	TSX-V	Director	March 2017	Present

Trevor Thomas, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently general counsel for HDI. Prior to joining HDI, he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE American	Secretary	February 2008	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Secretary	February 2008	Present
Heatherdale Resources Ltd.	TSX-V	Secretary	June 2013	Present
Mineral Mountain Resources Ltd.	TSX-V	Director	September 2016	Present
Northcliff Resources Ltd.	TSX	Secretary	June 2011	Present
Quadro Resources Ltd.	TSX-V	Secretary	June 2017	Present
Quartz Mountain Resources Ltd.	TSX-V	Secretary	June 2013	Present
Rathdowney Resources Ltd.	TSX-V	Secretary	March 2011	Present
RE Royalties Ltd.	TSX-V	Secretary	November 2018	Present
Taseko Mines Limited	TSX, NYSE American	Secretary	July 2008	Present

Bruce Jenkins – Executive Vice President, Environment and Sustainability

Bruce Jenkins is an environmental and government relations executive with more than 40 years of experience in project and corporate management. He supports the Pebble Partnership and helps guide environmental studies, mitigation planning and permitting activities. Mr. Jenkins is also Executive Vice President of Environment and Sustainability for Hunter Dickinson Inc.

2019 Annual Information Form	Page | 46

Stephen Hodgson – Vice President, Engineering

Stephen Hodgson is a professional engineer with over 40 years of experience in consulting, project management, feasibility-level design and implementation, and mine operations at some of the largest mineral development projects in the world. He brings a unique perspective to the Pebble team with his experience at northern and Arctic mines. He has led the Northern Dynasty engineering team since 2005. Currently he is also Senior Vice President, Engineering and Project Director for the Pebble Limited Partnership.

Sean Magee – Vice President, Public Affairs

Sean Magee is a former journalist and speech writer with more than 25 years communications experience. His experience and expertise spans the fields of government and stakeholder relations, community and First Nations/Native engagement, media relations, crisis and issues management. He has played a central role at Pebble for more than a decade. He has had a working relationship with Hunter Dickinson Inc. for over 20 years and is the company’s Executive Vice President of Strategic Communications and Public Affairs.

Doug Allen – Vice President, Corporate Communications

Doug Allen is an asset management industry specialist with more than 35 years of experience on both the sell-side and the buy-side of the investment industry. His experience includes extensive investment work in the mining industry. Mr. Allen serves as the primary liaison between the broker-dealer and asset management industries and the Company.

Committees of the Board of Directors

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Audit and Risk Committee	Christian Milau (Chair)
Gordon Keep
Kenneth Pickering
Compensation Committee	Kenneth Pickering (Chair)
Gordon Keep
David Laing
Nominating and Governance Committee	David Laing (Chair)
Steven Decker
Christian Milau

The mandate of each of these committees is more particularly described in Northern Dynasty’s Corporate Governance Policies and Procedures Manual available on the Company’s website at: www.northerndynastyminerals.com.

2019 Annual Information Form	Page | 47

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. (“GBG”), a company on whose board Mr. Thiessen formerly served, became insolvent and was liquidated commencing in September 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned in June 2013.

On May 21, 2013, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against Rusoro Mining Ltd. (“Rusoro”), a company for which Mr. Keep serves as a director. The cease order was for the failure by Rusoro to file its audited financial statements for the year ended December 31, 2012 and related MD&A (“2012 Year End Disclosure”). On June 5, 2013, and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission (“OSC”) and the Autorité des Marchés Financiers (“AMF”). On August 19, 2013, Rusoro filed its 2012 Year End Disclosure. On August 21, 2013, August 28, 2013 and September 4, 2013, BCSC, AMF and OSC respectively, granted full revocations of their cease trade orders. Rusoro was unable to file its 2012 Year End Disclosure by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

Potential Conflicts of Interest

Other than Mr. Decker, the directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

Item 11. Promoters

Not applicable.

Item 12. Legal

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the “Kerrisdale Report”) regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases were captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.); Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.); and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and alleged liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

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The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. On April 30, 2018, the United States District Court for the Central District of California dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the United States District Court for the Central District of California again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, captioned Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx), this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

In March 2019, the Diaz plaintiffs filed notice of an appeal of the district court’s dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals, in California, in June 2019. The Company filed its response in August 2019 and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court. The appeal will be reviewed de novo, meaning that no deference will be given to the earlier lower court rulings. A hearing on the appeal is scheduled for early May 2020 and the Company intends to continue defending itself vigorously in this action, and the outcome is not determinable at this time.

Risk Factors

The outcomes of the legal proceedings described above cannot be predicted and resolution of these legal proceedings will likely involve significant expense to the Company. In addition, adverse outcomes in these legal proceedings may have a material adverse effect on the Company’s business, future prospects and financial condition. Investors should refer to the risk factors identified above under Item 5 – Description of Business – Risk Factors, starting on page 31, for a discussion of risks relating to the legal proceedings described above.

Regulatory Actions

There have been no:

(a)	penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year,
or

(b)	other material penalties or sanctions imposed by a court or regulatory body against the Company, or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

Item 13. Interest of Management and Others in Material Transactions

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transactions of the Company other than as set out herein.

Certain directors of a private company, HDSI, a wholly owned subsidiary of HDI (see Item 10) are also directors of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set rates. During the year ended December 31, 2019, the Company paid HDSI approximately $4.9 million (2018 – $5.6 million) for services rendered by HDSI and reimbursed HDSI approximately $0.9 million (2018 – $0.9 million) for third party costs incurred on the Company’s behalf. Certain members of the Company’s senior management including the Company’s CFO are employed by HDSI rather than by Northern Dynasty directly.

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Item 14. Transfer Agent and Registrar

The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

Item 15. Material Contracts

Northern Dynasty’s only material contract as of March 28, 2019 is:

•	Corporate Services Agreement between Northern Dynasty and Hunter Dickinson Services Inc. dated July 2, 2010.

Other agreements are in the normal course of business.

Item 16. Interests of Experts

David Gaunt, P.Geo., James Lang, P.Geo., and Eric Titley, P.Geo., of Hunter Dickinson Services Inc. (“HDSI”) and Stephen Hodgson, P.Eng., of HD Servicepay (US) Inc. (“HDUS”), a wholly-owned subsidiary of HDSI, and Ting Lu, P.Eng., of Tetra Tech Canada Inc., are persons:

•	who are named as in a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

•	whose profession or business gives authority to the report made by each of them.

Messrs. Gaunt, Lang and Titley are employees of HDSI, and Mr. Hodgson is an employee of HDUS, and hold interests in the common shares of the Company, directly or indirectly, or through share purchase options, representing less than 1% of the Company’s outstanding share capital. Ms. Lu holds no interest in the Company.

Deloitte LLP have prepared the Report of Independent Registered Public Accounting Firm on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018. Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Item 17. Additional Information

Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, management’s discussion and analysis, proxy circulars and interim financial statements of the Company, available under the Company’s profile on SEDAR at www.sedar.com and from the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

•	this AIF, together with any document incorporated herein by reference;

•	interim consolidated financial statements filed with Securities Commissions subsequent to the audited consolidated financial statements for the Company’s most recently completed financial year; and

•	the Proxy Circular for the annual general meeting of the Company when available.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

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Item 18. Disclosure for Companies not Sending Information Circulars

Not applicable.

Item 19. Audit and Risk Committee, Auditor Fees, Exemptions, Code of Ethics

Audit and Risk Committee

Audit and Risk Committee (“Audit Committee”) Charter

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of the Audit Committee

The Audit and Risk Committee currently consists of Christian Milau, Ken Pickering and Gordon Keep. Mr. Milau is the Chairman of the Audit and Risk Committee. The Committee reviews all financial statements of the Company prior to their publication, reviews audits performed, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Audit and Risk Committee Charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Keep has extensive business knowledge and is a director of a number of companies. Mr. Pickering has been a member on other audit committees of publicly listed companies. Mr. Milau, the Audit and Risk Committee Chairman is a Chartered Professional Accountant and is a financial expert.

Relevant Education and Experience

As a result of their education and experience, each member of the Audit and Risk Committee has familiarity with, an understanding of, or experience in:

•	the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•	reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

See disclosure regarding biographical information in Item 10.

Reliance On Certain Exemptions Available in NI 52-110

The Company’s auditor, Deloitte LLP, has not provided any material non-audit services during the most recently completed fiscal year.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditor. The procedures require that all proposed engagements of its auditor for audit and non-audit services be submitted to the Audit and Risk Committee for approval prior to the beginning of any such services. The Audit and Risk Committee considers such requests and, if acceptable to a majority of the Audit and Risk Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditor for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the regulations of the SEC, and whether the services requested and the fees related to such services could impair the independence of the auditors.

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Principal Accountant Fees and Services

The Audit and Risk Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to the Company to ensure auditor independence. Fees incurred with Deloitte LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services		Year ended December 31 2019	Year ended December 31 2018
Audit Fees	the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.	$ 303,000	$ 110,000
Audit-Related Fees	include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.	–	–
Tax Fees	include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.	–	–
All Other Fees	include all other non-audit services.	–	–
Total		$ 303,000	$ 110,000

From time to time, management of the Company recommends to and requests approval from the Audit and Risk Committee for audit and non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the non-audit services requested would be considered “prohibited services” as contemplated by the SEC, and whether the non-audit services requested and the fees related to such services could impair the independence of the auditors.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company. A copy of the Code of Ethics, which is included as part of the Company’s Governance Policies and Procedures Manual is available for download from the Company’s website at www.northerndynastyminerals.com and under the Company’s profile on SEDAR at www.sedar.com.

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Appendix A - Audit and Risk Committee Charter

1. Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)	Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)	The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)	The independent auditor shall report directly to the Committee.

(iv)	The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chair may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)	the independent auditor’s internal quality-control procedures;

(B)	any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)	any steps taken to deal with any such issues; and

(D)	all relationships between the independent auditor and the Company.

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(vii)	At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)	The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)	The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)	The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i)	The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)	The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)	The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)	At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)	all critical accounting policies and practices used by the Company;

(B)	all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

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(C)	other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)	Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)	The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)	The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)	The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accountability Board and the Public Company Accounting Oversight Board (“PCAOB”) and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526 that may reasonably be thought to bear on independence.

(iii)	The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iv)	The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)	The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i)	The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

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(ii)	The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)	The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)	At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)	At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)	The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)	The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)	At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)	The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

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(x)	The Committee shall exercise oversight with respect to anti-fraud programs and controls

(e)	Related Party Transactions.

(i)	The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)	As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. “Related party” includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)	The Committee shall review and recommend dividend policies.

(ii)	The Committee shall oversee the Company’s insurance program..

(iii)	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)	The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v)	The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2. Structure and Membership

(a)	Number and qualification.

The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE American. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(b)	Selection and Removal.

Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Governance Committee. The Board may remove members of the Committee at any time with or without cause.

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(c)	Independence.

All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE American, and SEC Rule 10A-3.

(d)	Chair.

Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)	Compensation.

The compensation of the Committee shall be as determined by the Board.

(f)	Term.

Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3. Procedures and Administration

(a)	Meetings.

The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b)	Subcommittees.

The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)	Reports to the Board.

The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chair of the Board.

(d)	Charter.

The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)	Independent Advisors.

The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f)	Investigations.

The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

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(g)	Annual Self-Evaluation.

The Committee shall evaluate its own performance at least annually.

4. Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5. Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6. Committee Member Independence, Financial Literacy and Financial Expert Requirements

A. Independence

(a) See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B. Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE AMERICAN Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) 0F REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)	Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

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